SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                Amendment No. 2
                                       to
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                               HOST FUNDING, INC.
                           (Name of Subject Company)

     MP VALUE FUND 5, LLC; MORAGA-DEWAAY FUND, LLC; MP INCOME FUND 15, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; MACKENZIE PATTERSON SPECIAL FUND 3, LLC; MACKENZIE PATTERSON SPECIAL FUND 4, LLC; PREVIOUSLY OWNED PARTNERSHIPS
 INCOME FUND, L.P.; CAL KAN, INC.; MORAGA FUND I, L.P.; ACCELERATED HIGH YIELD
             INCOME FUND II, LTD; and SUTTER OPPORTUNITY FUND, LLC
                                    (Bidders)

                         Shares of Class A Common Stock
                         (Title of Class of Securities)

                                  -------------
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                           Copy to:
C.E. Patterson                             Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                  Derenthal & Dannhauser
1640 School Street                         One Post Street, Suite 575
Moraga, California  94556                  San Francisco, California  94104
(925) 631-9100                             (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

             This Amendment No. 2 to Schedule 14D-1 amends the Schedule 14D-1 filed February 17, 1999 and the Schedule 14D-1/A filed March 18, 1999, (the "Schedule") by the Bidders identified on the cover page (together the "Purchasers"), as set forth below. Terms not otherwise defined herein have the meanings ascribed to them in the Schedule and exhibits thereto.

             This Amendment is the final amendment to the Schedule filed to report the termination of the Offer and its results. The Offer terminated on March 31, 1999. The Offer resulted in the tender by Share holders, and acceptance for payment by the Purchasers, of a total of 300,000 Shares. The Purchasers now own a total of 407,318 Shares, or approximately 26.2% of the total outstanding number of Shares.

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



                                   SIGNATURES


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       April 4, 1999

MP VALUE FUND 5, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

MORAGA FUND 1, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

MACKENZIE PATTERSON SPECIAL FUND 3, LLC

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

MORAGA-DEWAAY FUND, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

MP INCOME FUND 15, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

 ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President



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




MACKENZIE PATTERSON SPECIAL FUND 4, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

CAL KAN, INC.

By:  /s/ C. E. Patterson
     C.E. Patterson,  President

 ACCELERATED HIGH YIELD INCOME  FUND II, LTD

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

 SUTTER OPPORTUNITY FUND, LLC

By Sutter Capital Management, LLC

             By:    /s/ Robert Dixon
                    Robert Dixon, Manager


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